EXHIBIT I.1.(a)
Press Release
Relating to Exchange Offer
for
Common Stock of LG Card Co., Ltd.
by
Shinhan Financial Group Co., Ltd.

Notice to U.S. Shareholders
•	This proposed exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
•	It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

•	You should be aware that the issuer may purchase securities otherwise than in connection with the exchange offer, such as in open market or privately negotiated purchases.

Shinhan Financial Group proposes to conduct a cash tender offer and a small-scale share swap to wholly own LG Card
On May 28, 2007, the Board of Directors of Shinhan Financial Group (“SFG”) decided to conduct a second round cash tender offer for outstanding minority shares of LG Card in order to wholly own LG Card Co., Ltd. With respect to any shares remaining outstanding and not acquired in connection with the cash tender offer by SFG, SFG proposes to conduct a small-scale share swap, which is scheduled to occur on or about September 21, 2007.
Details of the Tender Offer
Shares subject to tender offer: Registered common shares of LG Card
Maximum number of Shares to be purchased: 17,892,082 shares (approximately 14.3% of total LG Card shares)
* LG Card’s total number of common shares issued and outstanding: 125,369,403 shares
* LG Card shares currently and directly owned by SFG: 98,517,316 shares (78.6%), not including the 8,960,005 shares (7.1%) held by Shinhan Bank, the wholly owned bank subsidiary of SFG
Tender offer price: KRW 46,392 per share
Tender offer period: June 14, 2007 (Thurs.) ~ July 3, 2007 (Tues.) (For 20 calendar days)
Proceeds payment date: July 6, 2007 (To be confirmed)
Details of Share Swap
Share swap ratio: 0.84932 SFG registered common share for 1 (one) registered common share of LG Card
The maximum number of SFG shares to be issued: 22,786,449 shares (approximately 5% of SFG’s total issued shares).
Scheduled Date of Share Swap: Sept. 21, 2007 (Fri.)
For further details relating to the cash tender offer and the share swap, please refer to the Registration Statement (the “Registration Statement”) relating to Exchange Offer for Common Stock of LG Card Co., Ltd. by Shinhan Financial Group Co., Ltd. filed with the Financial Supervisory Service and publicly available on dart.fss.or.kr (or an English Summary of the Registration Statement to be furnished to the U.S. Securities and Exchange Commission via Edgar on Form CB dated as of May 29, 2007.

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